FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

25 July 2025

Transaction in own shares and conclusion of buy-back

HSBC Holdings plc ("HSBC" or the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of US$0.50 from Morgan Stanley & Co. International plc ("Morgan Stanley") as part of its buy-back announced on 6 May 2025.

UK Venues

Date of purchase:	25 July 2025
Number of ordinary shares of US$0.50 each purchased:	32,880
Highest price paid per share:	£9.5830
Lowest price paid per share:	£9.5280
Volume weighted average price paid per share:	£9.5574

All repurchases on the London Stock Exchange, Aquis Exchange, Cboe Europe Limited (through the BXE and CXE order books) and/or Turquoise ("UK Venues") are implemented as "on Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and as "market purchases" for the purposes of the Companies Act 2006.

Hong Kong Stock Exchange

Date of purchase:	25 July 2025
Number of ordinary shares of US$0.50 each purchased:	348,800
Highest price paid per share:	HK$102.0000
Lowest price paid per share:	HK$101.4000
Volume weighted average price paid per share:	HK$101.7412

All repurchases on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") are "off market" for the purposes of the Companies Act 2006 but are transactions which occur "on Exchange" for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and which constitute an "on-market share buy-back" for the purposes of the Codes on Takeovers and Mergers and Share Buy-backs.

Following the cancellation of the shares repurchased on the UK Venues, the Company's issued ordinary share capital consists of 17,420,706,187 ordinary shares with voting rights. There are no ordinary shares held in treasury. Cancellation of the shares repurchased on the Hong Kong Stock Exchange takes longer than those repurchased on the UK Venues and a further announcement of total voting rights will be made once those shares have been cancelled.

The above figure of 17,420,706,187 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

The Company announces that, following the purchase of these shares, the buy-back has concluded. Since the commencement of the buy-back, the Company has repurchased for cancellation 151,454,350 ordinary shares on the UK Venues at a volume weighted average price of £8.8243 per ordinary share, and 101,298,000 ordinary shares on the Hong Kong Stock Exchange at a volume weighted average price of HK$92.7731 per ordinary share, for a total consideration of approximately US$3bn.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018), a full breakdown of the individual trades made by Morgan Stanley on behalf of the Company is available via the link below.

http://www.rns-pdf.londonstockexchange.com/rns/6807S_1-2025-7-25.pdf

This announcement will also be available on HSBC's website at www.hsbc.com/sea

Enquiries to:

Lee Davis
Corporate Governance & Secretariat
shareholderquestions@hsbc.com
+44 (0)20 7991 8888

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 25 July 2025